



Better Bean
Skillet Refried Red Beans
8g
10g
mild
crave worthy
NON-BPA PACKAGING
A BETTER LIFE WITH BETTER BEAN

BTBN

Portland Plant Foods, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $100,000

Minimum Raise Amount: $25,000

Repayment Period: 5 years (60 months)

Offering End Date: July 5th, 2022

Company Details:

Name: Portland Plant Foods, Inc.
DBA Better Bean

Founded: 2020

Address: 25977 SW Canyon Creek Road
Wilsonville, OR 97070

Industry: Food Preparations

Employees: 15

Website: https://www.betterbeanco.com/

Use of Funds Allocation:

If the maximum raise is met:

$25,000 (25.00%) of the proceeds will go towards new packaging launch
$25,000 (25.00%) of the proceeds will go towards SQF and quality certifications
$25,000 (25.00%) of the proceeds will go towards sales and marketing
$21,500 (21.50%) of the proceeds will go towards packaging inventory and working capital
$3,500 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,723 Followers; Facebook: 5,969 Followers;



SMBX



Business Metrics:

	FY21	YTD 4/30/2022
Total Assets	$943,085	$505,007
Cash & Cash Equivalents	$366,228	$9,864
Accounts Receivable	$139,931	$114,835
Short-term Debt	$0	$0
Long-term Debt	$101,980	$18,654
Revenue	$1,618,406	$1,238,831
Cost of Goods Sold	$1,312,861	$1,113,248
Taxes	$0	$0
Net Income	$26,780	-$266,318

About:

Portland Plant Foods, Inc. DBA Better Bean, incorporated in 2020, is a Portland, Oregon based spread and snack manufacturer which focuses on creating bean-centric choices. Portland Plant Foods offers their clients 9 unique options including multiple dips, chilis and bake & refried beans.

For more information, contact our Customer Support Team at **support@thesmbx.com**

